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                             January 14, 2021

       Omar Chohan
       Chief Financial Officer
       Tribe Capital Growth Corp I
       2700 19th Street
       San Francisco, CA 94110

                                                        Re: Tribe Capital
Growth Corp I
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 21,
2020
                                                            CIK No. 0001831874

       Dear Mr. Chohan :

                                                        We have reviewed your
draft registration statement and have following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Founder shares, page 110

   1. We note your disclosure that the number of shares of Class A common stock issuable upon conversion of all
founder shares will equal, in the aggregate, "on an as-converted basis, 20% of the total
number of shares of Class A common stock outstanding after such conversion," including
shares issued by the Company in connection with the completion of the initial business
combination, other than shares issued to the seller or shares underlying private
placement warrants that are issued to related parties upon conversion of working capital loans.
Please clarify whether the number of shares redeemed by public shareholders will also
be excluded from this calculation.
 Omar Chohan
Tribe Capital Growth Corp I
January 14, 2021
Page 2

        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameOmar Chohan                          Sincerely,
Comapany NameTribe Capital Growth Corp I
                                                       Division of Corporation
Finance
January 14, 2021 Page 2                                Office of Real Estate &
Construction
FirstName LastName